EXHIBIT 12.2

PACIFICORP
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)

	Three Months Ended March 31,				Nine-Months Ended December 31, 2006		Years Ended March 31,
	2007		2006				2006		2005		2004		2003
Earnings Available for Fixed Charges:
Income from continuing operations	$99		$147		$161		$361		$252		$249		$142
Add (Deduct):
Provision for income taxes	44		70		86		199		169		144		97
Add:
Fixed charges	77		72		221		290		276		285		325
	121		142		307		489		445		429		422
Total earnings available for fixed charges	$220		$289		$468		$850		$697		$678		$564
Fixed Charges:
Interest expense	$75		$69		$215		$280		$267		$256		$270
Estimated interest portion of rentals charged to expense	2		3		6		10		9		10		7
Preferred dividends of wholly owned subsidiaries	—		—		—		—		—		19		48
Total fixed charges	$77		$72		$221		$290		$276		$285		$325
Ratio of earnings to fixed charges	2.9	x	4.0	x	2.1	x	2.9	x	2.5	x	2.4	x	1.7	x